Exhibit 99.1

27 August 2020 13:00 CET
BlackRock Inc. shareholding notification
ArcelorMittal (‘the Company’) announces that BlackRock Inc. has notified it of a decrease in its voting rights in ArcelorMittal from 5.04% to 4.98% as based on an amended form submitted on 25 August 2020. The notification is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on http://corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.
This notification was published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities as amended by the law.